1601 Bryan Street Dallas, Texas 75201-3411	Andrew M. Wright Vice President and Associate General Counsel Legal	T 214.812.6038 C 214.587.6500 F 214.812.4072 awright@energyfutureholdings.com

December 19, 2008

BY EDGAR AND FACSIMILE

Ms. Blair F. Petrillo

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Future Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 26, 2008
File No. 333-153529

Ladies and Gentlemen:

Transmitted herewith are the responses of Energy Future Holdings Corp. (the “Company”) to the comments made in your letter dated December 8, 2008 to Andrew M. Wright. Your comments and our responses thereto are set forth below.

General

1.	Please advise us as to your anticipated presentation of periods to be discussed in management’s discussion and analysis in your December 31, 2008 Form 10-K.

Response:

In the December 31, 2008 Form 10-K, we plan to discuss results of operations for calendar year 2008 on a stand alone basis. We plan to discuss results of operations for the successor period of 2007 in comparison to the fourth quarter of 2006 and the results of operations for the predecessor period of 2007 in comparison to the nine months ended September 30, 2006 as reflected in the recently filed EFH Corp. Amendment No. 1 to Form S-4 (“Form S-4”).

Fee Table

2.	We note that you have included in this amendment an additional $150,000,000 principal amount of notes that you will issue in lieu of cash interest payments. You should register based on a good faith estimate the amount of securities you expect to issue in lieu of cash interest payments.

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Response:

In October 2008, the Company elected with respect to the May 2009 interest payment due on its payment-in-kind notes to issue approximately $150 million of additional principal amount of notes in lieu of approximately $141 million of cash interest payments by using the payment-in-kind feature of its notes.

Currently, the Company has no expectation of making any further elections to use this payment-in-kind feature. Accordingly, we believe that the additional $150 million of notes that the Company included in the Form S-4 is based on a good faith estimate of the amount of additional notes the Company expects to issue in lieu of cash interest payments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 61

Results of Operations for the Year Ended December 31, 2007 and 2006, page 99

3.	We note you have only presented volumetric and other statistical data for the Predecessor period for the nine months ended September 30, 2007 and 2006 and for the years ended December 31, 2006 and 2005. Please revise to provide sales volume and customer count data and production, purchased power and delivery cost data for the Competitive Electric Segment as well as the operating data for the Regulated Delivery Segment for the successor period or expand your disclosure to explain why this information has been omitted.

Response:

For reporting purposes, volumetric and other statistical data are measured on full month, quarter, and year bases, so the statistics specifically for the successor period are not available.

We will add the fourth quarter 2007 statistics for reference and add the bold language below to the paragraph describing the “Presentation and Analysis of Results”.

The accompanying statements of consolidated income and cash flows for 2007 are presented for two periods: January 1, 2007 through October 10, 2007 (Predecessor) and October 11, 2007 through December 31, 2007 (Successor), which relate to the period before the Merger and the period after the Merger, respectively. Management’s Discussion and Analysis of Results of Operations and Cash Flows has been prepared by comparing the results of operations and cash flows of the Predecessor for the period January 1, 2007 through October 10, 2007 to the results of operations and cash flows of the Predecessor for the nine months ended September 30, 2006 and by analyzing the results of operations and

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

cash flows of the Successor for the period October 11, 2007 through December 31, 2007 on a stand-alone basis. Certain volumetric and statistical data for 2007 have been presented as of and for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 and as of and for the three months ended December 31, 2007. For reporting purposes, such volumetric and statistical data are measured on a monthly, quarterly and annual basis.

Liquidity and Capital Resources, page 125

4.	Please expand your disclosure to provide some quantification of the financial effects in the event you chose to use the payment-in-kind feature of the toggle notes in lieu of making cash interest payments.

Response:

We will add the bold language to the excerpt below from page 131 of the Form S-4.

PIK Interest Election—EFH Corp. and TCEH have the option every six months until November 1, 2012, at their election, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. While EFH Corp. and TCEH have sufficient liquidity to meet their anticipated ongoing needs without use of this PIK feature, the companies have elected to do so for the May 1, 2009 interest payment date as an efficient and cost-effective method to further enhance liquidity, in light of the substantial dislocation in the financial markets. Moreover, the incremental liquidity obtained by using the PIK feature of the toggle notes for this specific payment period more than offsets the liquidity that was effectively lost as a result of the default by affiliates of Lehman under TCEH’s Senior Secured Facilities. In the future, the companies will evaluate this option at each election period, taking into account market conditions and other relevant factors at such time.

As a result, on October 31, 2008, EFH Corp. delivered notice to The Bank of New York, in its capacity as trustee under the indenture for the toggle notes, that, with respect to the cash interest that would have been due on such notes on the May 1, 2009 interest payment date in the amount of approximately $141 million, EFH Corp. will make such interest payment by using the PIK feature of the toggle notes instead of cash. The election will increase the interest rate on the toggle notes from 11.25% to 12.00% during the interest period covered by the PIK election and require EFH Corp. to issue an additional $150 million principal amount of toggle notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $141 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense related to such notes by

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

approximately $17 million, constituting the additional cash interest that would be payable with respect to the $150 million of additional toggle notes.

Similarly, on October 31, 2008, TCEH delivered notice to The Bank of New York, in its capacity as trustee under the indenture for the TCEH toggle notes, that, with respect to the cash interest that would have been due on such notes on the May 1, 2009 interest payment date in the amount of approximately $92 million, TCEH will make such interest payment by using the PIK feature of the TCEH toggle notes instead of paying cash. The election will increase the interest rate on the TCEH toggle notes from 10.50% to 11.25% during the interest period covered by the PIK election and require TCEH to issue an additional approximately $98.5 million principal amount of TCEH toggle notes on May 1, 2009. In addition, the election will increase liquidity by an amount equal to approximately $92 million, constituting the amount of cash interest that otherwise would have been payable on May 1, 2009, and increase the expected annual cash interest expense related to such notes by approximately $10 million, constituting the additional cash interest that would be payable with respect to the approximately $98.5 million of additional TCEH toggle notes.

Note 2. Financial Statement Effects of the Merger, page F-10

5.	We note you have not yet completed your purchase price allocation as of September 30, 2008. Since one year has now elapsed from the date of the merger on October 10, 2007, please advise us of any changes made. Disclosure and quantification of any purchase price contingencies should be made to the extent material.

Response:

As disclosed in Note 2 (Financial Statement Effects of the Merger) to the September 30, 2008 Financial Statements included in the Form S-4, additional analysis with respect to certain assets, contractual arrangements and contingent liabilities was required for us to finalize the purchase price allocation. For the quarter ended December 31, 2008, for the assets and liabilities affected by the finalization of the purchase price allocation, we expect to report the following in

Ms. Blair F. Petrillo

Securities and Exchange Commission

December 19, 2008

Note 2 ($ millions) to the Financial Statements in the Form 10-K for the year ended December 31, 2008:

Description	Amount Previously Reported (Note 2, 9/30/08 Financial Statements)	Present Estimate of Final Amount
Property, plant and equipment	$28,390	$28,070
Other assets	4,890	4,780
Other Liabilities	7,371	7,401
Goodwill	$22,930	$23,330

There are no material purchase price contingencies.

******

We would be grateful if the Commission would direct all questions with respect to our accounting responses to Stan Szlauderbach, the Company’s controller (by facsimile at (214) 812-6623 or by telephone at (214) 812-8726) and with respect to all other responses to me (by facsimile at (214) 812-6032 or by telephone at (214) 812-6038).

Very truly yours,

/s/ Andrew M. Wright

Andrew M. Wright

Vice President & Associate General Counsel

cc:	Donna Disilvio
Jim Allegretto
Blair Petrillo
Ellie Bavaria